UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

KINDER MORGAN, INC.

(Name of Issuer)

Class P Common Stock

(Title of Class of Securities)

49456B101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49456B101		SCHEDULE 13G	Page 1 of 8

1	Names of Reporting Persons Highstar Capital LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 41,231,155

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 41,231,155

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,231,155

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.8%

12	Type of Reporting Person PN

CUSIP No. 49456B101		SCHEDULE 13G	Page 2 of 8

1	Names of Reporting Persons Highstar III Knight Acquisition Sub, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,789,859

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,789,859

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,789,859

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.7%

12	Type of Reporting Person PN

CUSIP No. 49456B101		SCHEDULE 13G	Page 3 of 8

1	Names of Reporting Persons Highstar KMI Blocker LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,441,296

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 25,441,296

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,441,296

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.1%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 49456B101	SCHEDULE 13G	Page 4 of 8

Item 1.
	(a)	Name of Issuer: Kinder Morgan, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 500 Dallas Street, Suite 1000, Houston, Texas 77002

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Highstar Capital LP

Highstar III Knight Acquisition Sub, L.P. (“Highstar III”)

Highstar KMI Blocker LLC (“Highstar KMI”)

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is c/o Highstar Capital, 277 Park Avenue, 45th floor, New York, New York 10172.
	(c)	Citizenship of each Reporting Person is: Each of the reporting persons is organized in the state of Delaware.
	(d)	Title of Class of Securities: Class P common stock, $0.01 par value (“Common Stock”)
	(e)	CUSIP Number: 49456B101

Item 3.
Not applicable.

CUSIP No. 49456B101	SCHEDULE 13G	Page 5 of 8

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock as of December 31, 2015, based upon 2,231,514,695 shares of Common Stock and outstanding as of October 22, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Highstar Capital LP	41,231,155	1.8%	0	41,231,155	0	41,231,155
Highstar III Knight Acquisition Sub, L.P.	15,789,859	0.7%	0	15,789,859	0	15,789,859
Highstar KMI Blocker LLC	25,441,296	1.1%	0	25,441,296	0	25,441,296

Highstar III  and Highstar KMI (together, the “Highstar Entities”) are the record holders of 15,789,859 and 25,441,296 shares of Common Stock, respectively. Affiliates of PineBridge Investments LLC (“PineBridge”) serve as the general partner of Highstar III and the managing member of Highstar KMI, and, accordingly, may be deemed to beneficially own the shares owned of record by the Highstar Entities. PineBridge has delegated management authority for such general partner and managing member to Highstar Capital LP, which also serves as the investment manager for the Highstar Entities. Highstar Capital LP is controlled by Christopher Lee, Michael Miller, John Stokes, Christopher Beall and Scott Litman and, in such capacities, these individuals may be deemed to share beneficial ownership of the shares beneficially owned by the Highstar Entities. Such individuals expressly disclaim any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 49456B101	SCHEDULE 13G	Page 6 of 8

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 17, 2016

HIGHSTAR CAPITAL LP

by:	/s/ Scott Litman
Name:	Scott Litman
Title:	Executive Vice-President

HIGHSTAR III KNIGHT ACQUISITION SUB, L.P.
by:	Highstar GP III Prism Fund, L.P., its General Partner
by:	Highstar Management III, LLC, its General Partner
by:	Highstar Capital LP, its attorney-in-fact

by:	/s/ Scott Litman
Name:	Scott Litman
Title:	Executive Vice-President

HIGHSTAR KMI BLOCKER LLC
by:	Highstar III Knight Acquisition Sub, L.P., its managing
member
by:	Highstar GP III Prism Fund, L.P., its General Partner
by:	Highstar Management III, LLC, its General Partner
by:	Highstar Capital LP, its attorney-in-fact

by:	/s/ Scott Litman
Name:	Scott Litman
Title:	Executive Vice-President

CUSIP No. 49456B101	SCHEDULE 13G	Page 7 of 8

LIST OF EXHIBITS

Exhibit No.	Description

24	Powers of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).